SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 4
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007, as subsequently amended, by adding the text on pages 3 to 5 hereof to the “Recent Developments—The Federal Republic of Germany” section of Exhibit (d).
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

Impact of the Crisis in the Global Financial Markets
Rescue Measures for Hypo Real Estate Group
     On October 5, 2008, the Federal Government, the German Central Bank (Deutsche Bundesbank), the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and leading representatives of the German banking and insurance sector reached an agreement in principle on a solution for additional liquidity requirements of Hypo Real Estate Group (“HRE”), a private banking group headquartered in Munich, Germany, which had experienced serious liquidity problems as a result of the ongoing crisis in the global financial markets. The rescue measures are currently expected to include a liquidity facility in an amount of EUR 15 billion to be granted by a pool of financial institutions, which will be in addition to liquidity facilities totaling EUR 35 billion already agreed in principle on September 30, 2008. The Federal Republic announced that it would issue a guarantee in the amount of up to EUR 35 billion for the liquidity facilities agreed on September 30, 2008. The finance industry will participate in losses incurred under the Federal Republic’s guarantee in an amount of up to EUR 14 billion with a share of 60%. The rescue measures not only aim to stabilize HRE, but also the German financial system and the German economy.
Sources: Sparer sind geschützt, Press Release of the Federal Government, October 6, 2008 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2008/10/2008-10-05-hypo-real-estate.html); Gemeinschaftliche Rettungsaktion der Hypo Real Estate steht, Press Release of the Federal Ministry of Finance, October 6, 2008 (http://www.bundesfinanzministerium.de/nn_54/DE/Wirtschaft__und__Verwaltung/Geld__und__Kredit/037__Hypo__Real.html?__nnn=true).
Other Measures to Stabilize Financial Markets
     In light of the crisis in the global financial markets and in order to restore citizens’ confidence, reassure markets and strengthen the German financial system, the Federal Government announced, on October 5, 2008, its commitment to provide for additional protection for individuals’ savings deposits, time deposits and checking accounts in Germany in the event that the existing deposit guarantee schemes (Einlagensicherungssysteme) should not suffice.
     On October 7, 2008, the Ecofin Council adopted conclusions as to immediate responses to the financial crisis. Among other matters, the Ecofin Council concluded that the priority is to restore confidence and proper functioning of the financial sector; it agreed to support systemically relevant financial institutions; and it committed to take all necessary measures to enhance the soundness and stability of the EU’s banking system and to protect the deposits of individual savers. While the members of the Ecofin Council agreed to coordinate closely their actions and to take into consideration potential cross-border effects of national decisions, they agreed that public intervention has to be decided at national level in a coordinated framework. The Ecofin Council stressed the appropriateness of an approach that includes, among other means, recapitalization of vulnerable systemically relevant financial institutions to protect depositors’ interests and the stability of the system. It also stated that the application of the Stability and Growth Pact should reflect the current exceptional circumstances in accordance with the provisions of the Pact.
     On October 13, 2008, the Federal Government adopted a proposal for legislative action to be taken to implement a package of measures to stabilize the German financial market (Law on the

Implementation of a Package of Measures to Stabilize the Financial Market, or Finanzmarktstabilisierungsgesetz), which has been submitted to the two Houses of Parliament (Bundestag and Bundesrat) for adoption by October 17, 2008. The proposed package of measures takes into consideration the conclusions of the Ecofin Council of October 7, 2008, as well as those of the meeting of the G7 finance ministers and central bank governors of October 10, 2008; there was particularly close consultation with the heads of state and government of the Member States of the euro area and the President of the European Commission on October 12, 2008. As agreed with the other Member States of the euro area, the proposed measures shall generally be limited until December 31, 2009. The legislative proposal provides for the establishment of a Federal Government special fund (Financial Market Stabilization Fund, or Finanzmarktstabilisierungsfonds) (the “Fund”), for which the Federal Republic (Bund) shall assume liability. Details with respect to the administration of the Fund and the relevant framework shall be set forth in a regulation to be promulgated by the Ministry of Finance.
     According to the legislative proposal and public statements from official sources, the proposed measures shall establish the following framework: The Ministry of Finance shall be responsible for the Fund, which shall be managed by the German Central Bank according to guidelines set by the Ministry. The Fund shall be used to provide guarantees in a total amount of up to EUR 400 billion for debt instruments and deposits with a maturity of up to 36 months, to be issued by financial sector institutions (Unternehmen des Finanzsektors) after entry into force of the law, in return for an appropriate fee. In addition, the Fund may recapitalize financial sector institutions by means of various instruments (for example, non-voting preferred stock, shares or hybrid capital) in a total amount of up to EUR 80 billion on appropriate terms. Any recapitalization is expected to be subject to conditions aiming at ensuring fair competition among all financial sector institutions, safeguarding the interests of taxpayers and holding existing owners and management accountable (for example by imposing requirements for business strategy, management compensation, dividend payments or loans to SMEs). German financial sector institutions as well as German subsidiaries of foreign financial sector institutions shall be granted access to these measures, provided they are solvent. In exceptional cases, systemically important distressed financial sector institutions may be saved by the Fund, provided that there is a clear prospect for restructuring. Finally, the Fund may acquire problem assets or cover such assets to final maturity in order to provide relief for the capital base of a financial sector institution. Any costs arising in connection with such acquisitions will be charged against the EUR 80 billion earmarked for recapitalization. Funding for the Fund will be raised by issuing debt in a total amount of up to EUR 100 billion. With respect to the budget of the Federal Republic, the Federal Government proposes to make provisions for defaults in an amount of EUR 20 billion (equivalent to 5% of the maximum total guarantee amount of up to EUR 400 billion).
     The Federal Government also announced that it is urging responsible bodies to achieve fair competitive conditions by means of international harmonization of applicable accounting standards in time for application with respect to the third quarter of 2008.
     By the end of 2008, the Federal Government is planning to propose amendments to the laws on financial markets oversight and to develop proposals to improve statutory deposit guarantees based on existing EU law. The Federal Government also plans to make proposals for closer institutional coordination between the German Central Bank and the Federal Financial Supervisory Authority and for improvements in the supervision of European and international financial markets during the current legislative period.

Sources: Immediate responses to financial turmoil, Council Conclusions — Ecofin Council of October 7, 2008 (http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/misc/103202.pdf); Sparer sind geschützt, Press Release of the Federal Government, October 6, 2008 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2008/10/2008-10-05-hypo-real-estate.html); Ihre Fragen zu Garantie der Bundesregierung, Q&A of the Federal Ministry of Finance, October 10, 2008 (http://www.bundesfinanzministerium.de/nn_4312/DE/Buergerinnen__und__Buerger/Alter__und__Vorsorge/038__Spareinlagen.html); Bundesregierung beschließt Stabilisierungsfonds für den Finanzmarkt, Press Release of the Federal Government, October 13, 2008 (http://www.bundesregierung.de/nn_1264/Content/DE/Artikel/2008/10/2008-10-13-finanzmarktgesetz.html); Maßnahmenpaket zur Stabilisierung der Finanzmärkte, Press Release of the Ministry of Finance, October 13, 2008 (http://www.bundesfinanzministerium.de/nn_54/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/122__Paket__Finanzmaerkte.html?__nnn=true); Package of measures to stabilise the financial markets and avoid adverse effects on the real economy, October 13, 2008 (http://www.bundesfinanzministerium.de/nn_4312/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/122__Paket__Finanzmaerkte__anl2__eng,templateId=raw,property=publicationFile.pdf); Schaubild zum Maßnahmenpaket der Bundesregierung, October 13, 2008 (http://www.bundesfinanzministerium.de/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/schaubild/schaubild.html) Entwurf eines Finanzmarktstabilisierungsgesetzes, Legislative Proposal of the Federal Government of October 13, 2008 (http://www.bundesregierung.de/Content/DE/__Anlagen/2008/10/2008-10-13-entwurf-finanzmarktstabilisierungsgesetz,property=publicationFile.pdf).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

Date: October 15, 2008